United States
Securities and Exchange Commission
Washington, DC 20549

FORM 10-SB12G

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

GEORGESTORE, Inc.
(Name of Small Business Issuer in its charter)
Delaware 52-2219596
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)
604 Tompkins Avenue Suite 16B Mamaroneck , New York 10543
(Address of principal executive offices) (Zip Code)

Issuer's telephone number: (914) 381-0220

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock $.001 Par Value
(Title of class)

SEC 2336 (11-92)

TABLE OF CONTENTS

Part I Page(s)

Item 1: Description of Business 4

Item 2: Management's Discussion and Analysis of

Financial Condition and Results of Operations 10

Item 3: Description of Property 10

Item 4: Security Ownership 11

Item 5: Directors, Executive Officers, Promoters

And Control Persons 12

Item 6: Executive Compensation 13

Item 7: Certain Relationships and Related

Transactions 13

Item 8: Description of Securities 13

Part II

Item 1: Market Price of and Dividends on the

Registrant's Common Equity and Related

Stockholder Matters 15

Item 2: Legal Proceedings 15

Item 3: Changes in and Disagreements with

Accountants 15

Item 4: Recent Sales of Unregistered Securities 15

Item 5: Indemnification of Directors and Officers 15

Part F/S

Financial Statements and Select financial Data 16

Part III

Item 1: Index to Exhibits

3.1 Certificate of Incorporation 32

3.2 Restated Certificate of Incorporation 33

3.3 By Laws 36

23.1 Consent of Independent Auditors 49

FORWARD LOOKING STATEMENTS

When used in this registration statement, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to economic conditions, changes in laws or regulations, the Company's history of operating losses, demand for its internet products and services, newly developed technologies and software, regulatory matters, protection of technology, lack of industry standards, the ability to obtain contracts and licensing sales, the effects of competition and the ability of the Company to obtain additional financing. Such factors, which are discussed in "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with undue reliance on any such forward-looking statements, which speak only as of the date made. .See "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Part I

Item 1: Description of Business

GEORGESTORE, Inc. ("GEORGESTORE" or the "Company") was incorporated in Delaware, in February 3, 2000, and began operations in Mamaroneck, New York, through the development and construction of its internet website, "GeorgeStore.com." The Company 's operations are located in the residence of the Company's founder and President in Mamaroneck, New York. The Company's original charter, providing for an authorization of 1,500 shares without par value, was amended in June, 2001 to increase the authorized capital to 20,000,000 shares of Common Stock, $.001 par value per share. At that time, the Board of Directors and shareholders of the Company adopted resolutions authorizing a forward stock split of the 1,500 outstanding Company shares on a 500 Common Shares for each capital share outstanding basis, resulting in a total of 750,000 outstanding Common Shares.

GEORGESTORE intends to be a leading Internet site for online shoppers by remaining on the cutting edge of new technologies while featuring simple and entertaining product search ability.

The core of the Company's operations is centered around its website which is designed using the floor plan of a department store with links to the websites of 400 national retailers.

To achieve this objective the Company has established the following goals.

1. To be the bookmark on the Internet homepage of millions of online shoppers.

2. To be regarded as a preferred provider of online shopping links and comparison shopping features.

3. To offer a composite list of online stores divided into shopping categories.

4. To develop a detailed shopping pattern profile, documenting the spending habits of GEORGESTORE users, that will create a powerful marketing database tool.

5. To consistently donate money to needy charities.

Products and Services

There are four basic services the Company intends to offer: 1) listing and linking to online retailers by shopping category; 2) weekly feature reviews on select products, interesting shopping sites, great gift ideas and entertaining celebrity reviews; 3) an Internet search engine, and; 4) online radio entertainment provided by a link to a streaming audio provider. These services are provided with the objectives of "simplified product search and comparison" in mind.

New Services

GEORGESTORE intends to increase its products and services for its user customers. Outlined below is a summary of service offerings the Company contemplates providing in the future:

Shopping Cart

Georgestore.com intends to develop a shopping cart system whereby a shopper will be able to tally all of their purchases from over 400 retail websites.

Listing Of Online Stores By Category

GEORGESTORE will ease everyday shopping by dividing over 400 retailers into 18 categories. Each category has its own page that features links to the corresponding stores. Cyber Dialogue's recent survey (March 2000) showed that shoppers were drawn to sites where they could find products easily.

Shoppers will have an opportunity to save money because they will be able to easily switch between retailers searching for the best price. This is an attractive feature because price is important to Internet shoppers; as the same survey by Cyber Dialogue (1999) indicated that price discounts was the shopping motive of 79% of those surveyed.

Intended Weekly Product Reviews

The Georgestore.com website intends to help the shopper make informed decisions and add to the over all mass market appeal. It is intended that the website will feature weekly reviews on products, retail sites and gift ideas. The product reviews will let the shopper know about specials or key features of interesting products. The retail site reviews will explain the look, feel and functionality of Georgestore.com affiliate shops, while highlighting their uniqueness. Occasionally, a shopper does not know what to buy a friend or family member; GEORGESTORE's gift suggestion page offer creative ideas.

Further, GEORGESTORE intends to host celebrity product reviews. Adding celebrity impact to the website is intended to provide GEORGESTORE additional marketing emphasis. To date, no "celebrity" relationships have been formalized.

Contests For Shoppers

Shoppers will be able to sign up for contests and draw prizes. The retailers will provide awards for the winners.

Bookmarking

The Company is researching the possibility of adding product bookmarking to make it easy to do comparison shopping.

Wireless Shopping

The Company intends to be configured to meet Wireless Internet standards once the number of users becomes more significant.

Celebrity Reviews

GEORGESTORE intends to actively seek the endorsement of celebrities for product reviews. It will be a prime promotional opportunity for a celebrity seeking to support a charity.

Sources Of Revenue

The key to generating revenue for GEORGESTORE will be traffic flow to its the Companybsite. As traffic increases GEORGESTORE anticipates revenue generation from the following four sources:

Affiliate Programs with Online Retail Establishments

The Company intends to generate a significant portion of its revenues through visitations to its website. Which in turn is linked to other retailers sites. Current reseller programs pay commissions of 5% to 25% to the originating the company website. This is a common practice within the industry.

Banner Advertising

GEORGESTORE intends, during the first year of operation, to rent a portion of its website's front page. As this positioning is the first area seen when visiting the site, management believes that a premium may be able to be charged for the use of the space for advertising and bannering.

Database Leasing

The Company intends to lease its user database information to marketing groups beginning in Year 2.

MAMMA.com Search Engine

GEORGESTORE has an agreement with "MAMMA.com" that for each search initiated from the Georgestore.com website to MAMMA.com search engine, GEORGESTORE will receive a $.02 payment. The Company intends to expand its referral based website business to include similar arrangements with other search engine entities.

The Internet

The Internet is the fastest growing industry in the world today and is an unparalleled medium of communication forecast to grow at a strong rate in future periods. Annual growth rates for many companies that gain the majority of their revenues from the Internet will continue to grow rapidly and at a rate that is much higher than in any other industry.

In the United States, the Internet industry continues to grow at a very fast pace. According to Nielsen Research, 64% of Americans over the age of 12 are online and this number is expected to keep growing. The increase in personal computer availability will lead this upward drive. This trend in inexpensive Internet access has been embraced by the largest computer manufacturers as evidenced by the continuing decline in computer cost as well as the introduction of Internet specific hardware priced substantially less than conventional desktop or laptop computers.

While the Internet is viewed as a technological breakthrough, it has not reached its maturity in terms of usage and application. The internet is forecast to become to communication and functioning what the automobile has become to transportation.

Marketing Plan

Marketing is the key to success of a shopping related website. It is essential to direct traffic to the website and inspire the visitor to buy something. The primary vehicles for building this awareness will be: 1) the Internet through banner advertising, search engine placement, cross link programs, mass email programs, contests and promotions and word of mouth; and 2) TV advertising initially using local cable networks 3) Radio advertising and 4) print newsletters of the charity associations.

GEORGESTORE intends to generate traffic to its website through media print campaigns in target market publications throughout the world by feeding information about its charity donations to reporters.

The Company will continuously initiate varied and unique client based special events, prizes and contests to bring traffic to the website. The intent is stimulate visitor loyalty thereby increasing traffic to the site.

Website Traffic Generation

Internet marketing's primary goal is to direct traffic to a the Company website. The Internet is relatively new but there are some common methods that have become the industry standard.

Cross-linking with related sites on a reciprocal basis

Website link exchanges will be offered to compatible but non-competing sites. The compatible website will host a link to GEORGESTORE's site in exchange for a reciprocal link. This may include entertainment magazines, video game sites and other entertainment-based sites. To date, GEORGESTORE has developed cross-linking relationships with Vinery.net, StockSheet.com, StockSiren.com, BusinessTalkRadio.net, OwnerBreeder.com and BBQRadio.com.

Search Engine Registration

Search engines are the Yellow Pages of the Internet. Over 71 percent of frequent web users said they first used search engines to find websites (Commercenet/Nielsen 1997). There are hundreds of search engines to register with , the most popular of which are Yahoo, Alta Vista, Excite, Infoseek and Lycos.

Search engines get listed in one of two ways. Some like Alta Vista, send out "spiders", "crawlers" and "bots" (software programs that scour the Internet) to index The web pages based on key words. Others allow people to submit their sites for listing themselves. To help visitors find information that they are looking for, search engines rank sites. When a user is looking for a topic the search engine results are displayed in the order of the ranking.

It is GEORGESTORE's viewpoint that there are two issues with search engine registration for the website promotion. One is getting the website listed and the other is improving the ranking. To improve ranking, a website must continuously submit to the search engines.

GEORGESTORE will use META tags that will help the "spiders", "crawlers" and "bots" to rank the website in the search engines directories.

Advertisements in non-Internet marketing environment

GEORGESTORE intends to promote the site by including it's URL on all printed material including business cards, letterhead, envelopes, fliers, brochures, catalogues, newspaper advertising and other printed material.

Information Center

The Company intends to design and build the website into, an information center where surfers can get the latest product reviews, the latest news on retail websites and gift ideas. GEORGESTORE will host and email subscriber's articles and related story clips about sales, specials, promotions and contests.

Contests, and customer newsletter

One of the key ways to inspire loyalty and increase our user base will be through the offering of contests and promotions. The Company will also encourage our viewers to submit articles of interest for our newsletter and other promotional pieces.

Word of Mouth

The online community is extremely interconnected and many websites grow with virtually zero advertising or promotion and distribution entirely via the Internet. ICQ grew at the exponential growth rate of 20% per month this way as did HotMail (free email addresses) or GeoCities (free websites) with minimal direct advertising.

Word of mouth has proven successful in creating exponential growth when sufficient initial users are accumulated. GEORGESTORE intends to offer a unique and superior product that will be supported by unique client appreciation programs that will facilitate word-of-mouth exponential growth.

Direct Marking Email Advertising

GEORGESTORE intends to use highly targeted comprehensive database of Internet users and organization profiles to cultivate new business; this includes using the email lists of its charity groups. Opt-in email is considered an effective online marketing tool. According to an article published by CNET by Dan Blacharski on May 3, 2001, "Forrester Research shows that companies that outsource experience a 6 percent purchase rate, compared with a 1.4 percent rate for those that don't". Targeted e-mail can achieve a response rate of between 5 and 15 percent; a banner bar fetches only between 0.5 and 1 percent, according to Geoff Ossias of mypoints.com. The cost of direct marking email advertising varies depending on the company like YesMail, 24/7 Media, and Netcentives.

Competitive Environment

The online retail market is incredibly competitive, particularly in the United States, due to being further advanced in Internet development. Retailers have responded to this competition by advertising intensely, offering referral programs, and registering with search engines. Information on shopping is spread out all over the Internet. There are few resources available that allow shoppers to sort through the immense proliferation of online retailers and choose the store where they want to shop. Georgestore.com intends to solve this problem by creating a unique shopping vortal. The Company does not believe it has any current competition for this service.

A number of competitive websites and their basic attributes are listed below.

Care2.com

Care2.com is primarily an email card site with some shopping capabilities that raises money for environmental groups. It uses affiliate programs for a source of retailers. The website is cumbersome with many side features that obscure the site's objective.

Cybergold.com

Cybergold uses incentive based marketing by offering cash rewards and prizes for shopping from their affiliates. They partner with retailer rather than use its existing affiliate programs. The Company requires users to become customers and does not raise money for a charity.

Mypoints.com

Mypoints uses incentive based marketing by offering cash rewards and prizes for shopping from their affiliates. They partner with retailer rather than use its existing affiliate programs. The Company requires users to become customers and does not raise money for a charity.

The Georgestore.Com Contrast

Management believes that the Company's greatest advantage over competitors is that it simplifies Internet shopping. GeorgeStore.com is easy to use. Unlike its competitors, GoergeStore.com does not ask the user to login nor become a member of the website in order to shop.

Also to its advantage, GEORGESTORE operates with a small staff and its website is inexpensive to host and maintain. It is very easy and inexpensive for GEORGESTORE to partner with retailers because the Company uses the retailer's existing banner ad affiliate program. Additionally, the company intends to donate 10% of revenues to charities, which will be donated on a regular basis, which will attract new shoppers and retain them. The GeorgeStore.com website, by contrast to other sites, is easy to navigate and facilitates comparison shopping with over 300 stores signed up as affiliates. The Company intends to add another 200 stores and because of the unique engineering of GeorgeStore.com, the website will easily handle this increase in capacity.

Capital Formation And Implementation Plan

Management estimates that it will need to raise approximately $1,000,000 in financing during the next appropriate 12 month period in order to hire staff to expand its marketing efforts, purchase additional equipment and provide for the compensation of its officers.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

The Company was formed under the laws of the State of Delaware on February 3, 2000. The Company's website, GeorgeStore.com, has been operational since June, 2000. To date, the Company has generated no sales revenues. The Company has raised an aggregate $45,800 in equity financing from inception through the date hereof of which there is a balance of approximately $12,565 of cash currently remaining. Company management believes this cash will be sufficient to maintain its website, pay the necessary professional fees and do limited marketing during the next twelve months. The Company has no employees and its founder and President, George W. Ballantoni, contributes his time and technical expertise, without cash compensation, and has agreed to continue to render such services to the Company for the next twelve months. Conjunctively, the Company's Chief Financial Officer, F. Albert Landwehr, Jr., has also rendered services to date to the Company without cash compensation and has also agreed to continue to do so for the next twelve month period.

During the next twelve months, the Company intends to seek additional financing of approximately $1,000,000 in public or private financings in order to compensate its officers, hire several sales persons and technology employees and commence a more aggressive marketing campaign. If the Company succeeds in obtaining such additional financing, the Company shall initiate an aggressive marketing program to increase or "drive" traffic to its website. The Company plans to implement its major marketing plan by employing the following techniques.

  Cross-linking with related sites on a reciprocal basis
  Search engine registration
  Advertisements in non-Internet marketing environments
  Maintenance of an on site "Information Center" for those "surfing"
  Use of periodic customer newsletters
  Mass Email
  Television and other media advertising
  Encouragement of word of mouth reference

In addition and as part of this major marketing program, the Company intends to identify potential strategic partners to "swap" website advertising for radio and television advertising. If the Company is not able to obtain the additional financing sought of approximately $1,000,000 during the next twelve month period, management expects that its current cash will have been expended and such failure will have a material adverse effect on the Company's financial condition and plan of operations.

Item 3: Description of Property

Currently, the President of the Company is providing office space to the Company without charge and shall continue to do so for the next twelve months. In addition, all hardware and software, including computer equipment, is being furnished to the Company by its President.

Item 4: Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of November 30, 2001, the ownership of Company Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Company Common Stock and (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group:

Name Number of Shares

and Address Common Stock Percent of Class

Robert M. Platek 375,000 40.0%

5 Halls Lane

Rye, New York 10580

George W. Ballantoni 125,000 13.19%

President, CEO, CTO, Director

c/o GEORGESTORE, INC.

604 Tompkins Avenue

Suite 16B

Mamaroneck, New York 10543

F. Albert Landwehr

CFO, Treasurer, Director -0- -0-

c/o GEORGESTORE, INC.

604 Tompkins Avenue

Suite 16B

Mamaroneck, New York 10543

Eric Miller 125,000 13.19%

9745 E. Hampden Avenue

Suite 440

Denver, Colorado 80231

Robert Payne 62,500 6.59%

2545 Walnut Street

Denver, Colorado 80205

Marnee Koehler 62,500 6.59%

2545 Walnut Street

Denver, Colorado 80205

Total 750,000 79.56%

All Officers and Directors as a Group

(2 persons) 125,000 13.19%

Item 5: Directors, Executive Officers, Promoters

And Control Persons

At November 30, 2001, the executive officers and directors of the Company were as follows.

Name Age Position

George W. Ballantoni 33 President, Chief Executive Officer,

Chief Technical Officer and Director

F. Albert Landwehr, Jr. 45 Chief Financial Officer, Treasurer

and Director

George W. Ballantoni President, Chief Executive Officer, Chief Technical Officer and Director

Over the past ten years George Ballantoni has been involved in the technology industry professionally. His expertise lies in product/project management, business development, strategic planning, and cost analysis. Mr. Ballantoni is certified in the Kepner Tregoe Project Management Series and he is also a member of the Project Management Institute www.pmi.org.

In 1998 Mr. Ballantoni moved his mission from single-point firm work to multi-firm work in consulting. He accepted the role as Senior Manager of Strategic Planning and Business Development with Chateaux Software Development Inc.. Whose clients include: PepsiCo, Inc., BMG Entertainment, Lucent Technologies, Bayer Pharmaceuticals, The Dannon Company, Inc., Advanced Network & Services, Spalding and Evenflo, Inc., the Honeywell Corporation, Pfizer Pharmaceuticals, ANS Communications, United Distillers, and Haagen-Dazs. There Mr. Ballantoni led and worked on projects regarding, e-commerce, CD-ROM packages, and development of custom software. In addition to the external projects Mr. Ballantoni worked on internal projects regarding business development, marketing presence, and information infrastructure.

In 1996 Mr. Ballantoni ventured to Instinet Corporation (a Reuters Company) to which he accepted the role as Product Manager of the Nightly Crossing Service (after hours trading) and the Instinet Transaction Analysis product, where he was responsible for the comprehensive product development and implementation as the Companyll as all corresponding projects and sub-projects. In this position he covered business/product development, technology development and implementation, product marketing, system sales, equity trading, and product/customer support. During his tenure, Instinet Crossing became the number two profit center, generating over $70 million annually in profit.

In 1993, upon the completion of the new accounts project for Salomon Brothers, Inc. Mr. Ballantoni moved to Chase Securities, Inc., where he took the position as sales associate on the fixed income high yield trading desk. Mr. Ballantoni provided direct coverage to all fixed income high yield accounts in association with institutional trades.

After graduating from college in 1990 with a degree in Business Administration, George Ballantoni was recruited by Salomon Brothers, Inc., where he handled the decentralization of the New Accounts department by assisting in the development of Salomon's new proprietary software system. Mr. Ballantoni's responsibilities also included performing Quality Assurance and the training of global users on Salomon's new automated account's system.

F. Albert Landwehr, Jr. Chief Financial Officer, Treasurer and Director

Mr. Landwehr has over twenty years of progressive financial management experience primarily in the areas of mergers and acquisitions, corporate development, corporate finance and business planning. During the fall of 1998, he was a founding partner in Sentinel Financial Corporation, a financial advisory and consulting firm, and he served as its Chief Executive Officer and President. In 1996, he was a partner in Select Capital Markets providing investment banking and financial advisory services to micro, small and mid cap companies. For both firms, Mr. Landwehr was responsible for corporate finance structuring, deal and client management, identification of public and private debt and equity financing sources, and development of business plans and offering memorandums. He also developed and implemented M&A strategies and analyzed business opportunities for potential clients or for acquisition or direct investment by the firms, the firm's key investors or by other clients.

Previously, Mr. Landwehr served as Managing Director of Lieberman & Lieberman, a boutique financial advisory firm where he provided CFO level consulting services and developed business plans for clients He also developed and implemented M&A rollup strategies in several industries in conjunction with various other boutique investment banking firms.

In June, 1991, he became Chief Financial Officer of National Repair Center, a fast growing, computer related concern. During his service to the company, Mr. Landwehr restructured the firm's existing credit facilities, and implemented business planning, treasury and cash management techniques, working capital management procedures, and new accounting software.

Mr. Landwehr was employed by Federal Express Corporation during the period of 1980 until June, 1991 where he served in a variety of progressively responsible financial positions involved in business planning, corporate finance, and mergers and acquisitions. From April 1984 until his departure, he served as the Manager - Corporate Development for the company. In this capacity, he and his staff assisted in the identification and performed initial operational and management reviews on potential acquisition, joint venture and new business opportunities, provided valuation analysis and structuring recommendations to the Acquisition Committee which included the CEO, COO and CFO among others, participated in the negotiation of various transactions, and coordinated and participated in the due diligence and closing processes.

During the period of 1981 through 1984, Mr. Landwehr also was an Instructor-Corporate Finance at Memphis State University. He has been asked to serve on the Board of Directors of several companies throughout his career

Item 6: Executive Compensation

None of the Company's officers and directors has received any cash compensation for services rendered to the Company from its inception through the date hereof. Furthermore, the officers have agreed, informally without contract or other agreement, to continue to render services to the Company without cash compensation for the next twelve months or until additional financing has been secured.

Item 7: Certain Relationships and Related Party

Transactions

None

Item 8: Description of Securities

The Company has an authorized capital of 20,000,000 common shares, $.001 par value per share, of which 948,000 shares are issued and outstanding as of the date hereof.

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid non assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors.

In the event of the liquidation of the Company each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the company's common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available therefor.

Part II

Item 1: Market Price of and Dividends on the

Registrant's Common Equity and Related

Stockholder Matters

(a) Market Information

Currently, there is no trading market for the Company's Common Stock and there can be no assurances that a trading market for the Company securities will ever develop in the future.

(b) Stockholders

The Company has 26 shareholders of record as of the date hereof.

(c) Dividends

The Company has not declared any dividends to date nor does Company management anticipate declaring any dividends in the foreseeable future

Item 2: Legal Proceedings

The Company is not a party to any pending legal proceedings.

Item 3: Changes in and Disagreements with

Accountants

Not Applicable

Item 4: Recent Sales of Unregistered Securities

From the Company's inception in February, 2000 through the date hereof, the Company has engaged in two separate private placements of its capital shares to accredited investors pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"). In fiscal year 2000, the Company issued 500 capital shares (250,000 post-split common shares following the 500 to 1 forward stock split) to one individual accredited investor for subscription funds of $25,000. This private placement was undertaken in reliance upon the exemption from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof, with no general solicitation or advertising conducted in connection therewith and no commission or other payment was made to any person in this private placement.

During fiscal year 2001, the Company privately placed 198,000 shares of its common stock and received subscription proceeds of $19,800 from accredited investors in reliance upon the exemption from the registration requirements of the 1933 Act provided by Regulation D promulgated thereunder.

Item 5: Indemnification of Directors and Officers

The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the company pursuant to the foregoing, the company has been informed that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

Financial Statements

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Year Ended February 28, 2001

Unaudited Financial Statements for the Six Months Ended August 31, 2001.

GEORGESTORE, INC.

INDEX TO FINANCIAL STATEMENTS

PAGE

Accountants' Report 19-20

Financial Statements:

Balance Sheet as of February 28, 2001 21

Statement of Operations for the year ended

Ended February 28, 2001 and for the period

February 3, 2000 (Date of Formation) through

February 28, 2001 22

Statement of Stockholders- Deficiency for the

year ended February 28, 2001 and for the period

February 3, 2000 (Date of Formation) through

February 28, 2001 23

Statement of Cash Flows for the year ended

Ended February 28, 2001 and for the period

February 3, 2000 (Date of Formation) through

February 28, 2001 24-25

Notes to Financial Statements 26-29

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of

Georgestore, Inc.

We have audited the accompanying balance sheet of Georgestore, Inc. (a development stage company) (the "Company") as of February 28, 2001, and the related statements of operations, stockholders- deficiency and cash flows for the year ended February 28, 2001 and for the period February 28, 2000 (Date of Formation) through February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Georgestore, Inc. at February 28, 2001, and the results of their operations and their cash flows for the year ended February 28, 2001 and for the period February 3, 2000 (Date of Formation) through February 28, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development stage enterprise whose business purpose is to provide a website for shoppers who want to simplify their search for products they desire while at the same time raise money for worthy charities. As more fully explained in Note 1 of the financial statements, the Company needs to obtain additional financing to fulfill its developmental activities and achieve a level of sales adequate to support its cost structure. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.

/s/ Wiener, Goodman & Company, P.C.

WIENER, GOODMAN & COMPANY, P.C.

Certified Public Accountants

Eatontown, New Jersey

May 10, 2001

GEORGESTORE, INC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

ASSETS

February 28,
2001

Current Assets:
Cash	$ 5,701
Note receivable-officer/stockholder	10,141
Total Current Assets	15,842

Property and equipment-net	4,300

TOTAL ASSETS	$ 20,142

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
Accrued Expenses	$ 2,800

Stockholders' Deficiency:
Common stock - no par value-
authorized and outstanding 1,500 shares	25,500
Deficit accumulated during
development stage	(8,158)
Total Stockholders' Deficiency	17,342

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIENCY	$ 20,142

See notes to financial statements.

GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

Period
	Year Ended	February 3, 2000
	February 28,	(Date of formation) through
	2001	February 28, 2001

Cost and Expenses:
General and administrative
expenses	$ 8,158	$ 8,158

Net (loss)	$ (8,158)	$ (8,158)

(Loss) per common share-
basic and diluted	$ (6.63)

Weighted average number of
common shares outstanding-
basic and diluted	1,230

See notes to financial statements
GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' DEFICIENCY

			Common Stock
			Shares	Par
	Total	Deficit	Outstanding	Value

Balance, February 3, 2000	$ -	$ -		$ -

Issuance of stock for
services, valued at
$.050 per share	500		1,000	500
Sale of common stock
(at $.10 per share)	25,000		500	25,000

Net (loss)	(8,158)	(8,158)

Balance, February 28, 2001	$ 17,342	$ (8,158)	1,500	$ 25,500

See notes to financial statements
GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
		Period
		February 3, 2000
		(Date of Formation)
	February 28,	through February
	2001	28, 2001

Cash flows from operating
activities:
Net (loss)	$ (8,158)	$ (8,158)
Adjustment to reconcile net (loss)
to net cash (used in) operating
activities
Issuance of stock for services	500	500
Changes in operating assets
and liabilities	(1,500)	(1,500)
Net cash (used in) operating
activities	(9,158)	(9,158)
Cash flow from financing activities:
Proceeds from sale of
common stock	25,000	25,000
Loan to officer/stockholder-net	(10,141)	(10,141)
Net Cash Provided by
Financing Activites	14,859	14,859
Net increase in Cash	5,701	5,701
Cash - beginning of period	-	-
Cash - ending of period	$ 5,701	$ 5,701
Supplementary Information:
Cash paid during the year for:
Interest	$ -	$ -

Income taxes	$ -	$ -
Non-cash financing activities
Issuance of stock for service	$ 500	$ 500
GEORGESTORE, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF CASH FLOWS- cont'd.
Changes in operating assets and
liabilities consists of:
(Increase) in other assets	$ (4,300)	$ (4,300)
Increase in accrued expenses	2,800	2,800
	$ (1,500)	$ (1,500)

See notes to financial statements

GEORGESTORE, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES

Organization

The Company was incorporated in the State of Delaware on February 3, 2000. From inception through February 28, 2001, the Company has not yet commenced operations and no revenue has been derived. Accordingly, the Company is considered a development stage enterprise. There is no assurance that operations will be achieved or that the Company will achieve a profitable level of operations. Georgestore's business purpose is to provide a website for shoppers who want to simplify their search for the products they desire while at the same time raise money for worthy charities.

Nature of Business and Liquidity

The Company's financial statements for the year ended February 28, 2001 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. Management recognizes that the Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and the commencement of its planned principal operations.

The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.

Management is actively seeking additional capital to ensure the continuation of its development activities. However, there is no assurance that additional capital will be obtained. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Computer Software Costs

In 2000 the Company adopted the provision of the American Institute of Certified Public Accountants- Statement of Position 98-1, "Accounting for the Cost of Computer Software Development or Obtained for Internal Use". This statement requires capitalization of certain costs incurred in the development of internal use software. Adaptation of the provision of this statement did not have a material effect on the financial statements of the Company.

Loss Per Common Share

Basic and diluted loss per common share are computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

Evaluation of Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits on long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. As of February 28, 2001 management concluded that no valuation allowance was required.

Fair Value of Financial Instruments

For financial instruments including cash, notes receivable, accounts payable and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

Income Taxes

At February 28, 2001 the Company has a net operating loss ("NOL") carryforward of approximately $8,200 for financial reporting purposes and zero for tax purposes. The difference between financial reporting and tax purposes results from temporary differences caused by capitalization of start-up expenditures for tax purposes as required by the Internal Revenue Code Section 195. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax benefit is not more than likely.

New Financial Accounting Standards

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the provisions of SAB 101 during the fourth quarter ended February 28, 2001. Such adoption has not resulted in a material impact on the Company's results of operations, financial position or cash flows.

In March, 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 (FIN No. 44), Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB 25. FIN No. 44 clarifies (i) the definition of employees for purposes of applying APB Opinion No. 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 was effective July 1, 2000. This standard has not had a significant impact on the Company's results of operations, financial position or cash flows.

2. PROPERTY AND EQUIPMENT

Software $8,600

Less accumulated depreciation 4,300

$4,300

Depreciation for the year ended February 28, 2001 and February 3, 2000 (date of formation) through February

28, 2001 was $4,300.

3. COMMON STOCK

On May 14, 2001 the Board of Directors and shareholders of the Company amended its Certificate of Incorporation to increase its authorized capital shares from 1,500 common shares, no par value per share to 20,000,000 capital shares of which 20,000,000 shall be deemed common shares, $.001 par value per share.

As a result of the amendments to its authorized capital stock the Board of Directors declared a forward stock split of five hundred to one. After the forward stock split, 750,000 shares were issued and outstanding.

4. RELATED PARTY TRANSACTIONS

During March 2000, the president of the Company purchased 125,000 shares of the Company's common stock at $.001 per share.

An officer of the Company borrowed $10,000 in December 2000. The note receivable at February 28, 2001 is $10,141 which includes interest of $241 at 10% less a repayment of $100. The loan for $10,000 was repaid April 30, 2001.

5. PRIOR FINANCIAL STATEMENTS

Although the Company incorporated February 3, 2000, no capitalization took place until March 23, 2001 and there was no activity for the period February 3, 2000 (Date of Formation) through February 28, 2000.

GEORGESTORE, INC.

INDEX TO FINANCIAL STATEMENTS

Page No.

Financial Statements

Balance Sheets as of August 31, 2001

(unaudited) and February 28, 2001 33

Statements of Operations for the Six and

Three Months Ended August 31, 2001 and 2000

(unaudited) and the period February 3, 2000

(Date of Formation) through August 31, 2001 34

Statement of Stockholders- Deficiency for the

year ended February 28, 2001 and for the

period February 3, 2000 (Date of Formation)

through August 31, 2001 35

Statements of Cash Flows for the Six

Months Ended August 31, 2001 and

2000 (unaudited) and the period February

3, 2000 (Date of Formation) through

August 31, 2001 36

Notes to Financial Statements 37 - 40
GEORGESTORE, INC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

ASSETS

	August 31,	February 28,
	2001	2001
	(Unaudited)
Current Assets:
Cash	$ 14,699	$ 5,701
Note receivable-officer/stockholder	141	10,141
Prepaid expenses	4,000	-
Total Current Assets	18,840	15,842

Property and equipment-net	2,150	4,300

TOTAL ASSETS	$ 20,990	$ 20,142

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
Accrued Expenses	$ 2,000	$ 2,800

Stockholders' Deficiency:
Common stock - $.001 par value- authorized
20,000,000 shares;- 880,000 and 750,000
shares outstanding at August 31, 2001
and February 28, 2001, respectively	880	750
Paid-in-capital	37,620	24,750
Deficit accumulated during
development stage	(19,510)	(8,158)
Total Stockholders' Deficiency	18,990	17,342

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIENCY	$ 20,990	$ 20,142

See notes to financial statements.
GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

						Period
	Six Months Ended		Three Months Ended		Year Ended	February 3, 2000
	August 31,		August 31,		February 28,	(Date of formation) through
	2001	2000	2001	2000	2001	August 31, 2001
	(Unaudited)		(Unaudited)

Cost and Expenses:
General and administrative
expenses	$ 11,352	$1,836	$ 5,315	$1,311	$ 8,158	$ (19,510)

Net (loss)	$(11,352)	$ (1,836)	$(5,315)	$(1,311)	$ (8,158)	$ (19,510)

(Loss) per common share-
basic and diluted	$(0.014)	$(0.003)	$(0.007)	$(0.002)	$ (0.014)

Weighted average number of
common shares outstanding-
basic and diluted	826,603	615,068	777,802	615,068	615,000

See notes to financial statements

GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' DEFICIENCY
				Deficit
				Accumulated
				during
	Shares	Common	Paid-In	Development
	Outstanding	Stock	Capital	Stage	Total
Balance, February 3, 2000	-	$ -	$ -	$ -	$ -

Issuance of stock for
services, valued at
$.001 per share	500,000	500	-		500
Sale of common stock
(at $.10 per share)	250,000	250	24,750		25,000

Net (loss)	-	-	-	(8,158)	(8,158)

Balance, February 28, 2001	750,000	750	24,750	(8,158)	17,342

Sale of common stock
(at $.10 per share)	130,000	130	12,870		13,000

Net (loss)-six months ended
August 31, 2001	-	-	-	(11,352)	(11,352)

Balance, August 31, 2001	880,000	$ 880	37,620	$ (19,510)	$ 18,990

See notes to financial statements.

GEORGESTORE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
				Period
				February 3, 2000
	Six Months Ended		Year-Ended	(Date of Formation)
	August 31,		February 28,	through August
	2001	2000	2001	31, 2001
	(Unaudited)
Cash flows from operating
activities:

Net (loss)	$ 11,352)	$ (1,836)	$ (8,158)	$ (19,510)
Adjustment to reconcile net (loss)
to net cash (used in) operating
activities
Issuance of stock for services	-	500	500	500
Changes in operating assets
and liabilities	(2,650)	(7,325)	(1,500)	(4,150)

Net cash (used in) operating
activities	(14,002)	(8,661)	(9,158)	(23,160)

Cash flow from financing activities:
Proceeds from sale of
common stock	13,000	25,000	25,000	38,000
Loan to officer/stockholder-net	-	-	(10,141)	(10,141)
Payment to officer/stockholder	10,000	-		10,000
Net Cash Provided by
Financing Activites	23,000	25,000	14,859	37,859

Net increase in Cash	8,998	16,339	5,701	14,699
Cash - beginning of period	5,701	-	-	-
Cash - ending of period	$ 14,699	$ 16,339	$ 5,701	$ 14,699

Supplementary Information:
Cash paid during the year for:

Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash financing activities
Issuance of stock for service	$ -	$ -	$ 500	$ 500

Changes in operating assets and
liabilities consists of:
(Increase) in prepaid expenses	$ (4,000)	$ (7,325)	$ -	$ (4,000)
(Increase) in other assets	2,150	-	(4,300)	(2,150)
(Decrease) increase in
accrued expenses	(800)	-	2,800	2,000
	$ (2,650)	$ (7,325)	$ (1,500)	$ (4,150)

See notes to financial statements.

GEORGESTORE, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Information for August 31, 2001 and 2000 is unaudited)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES

Organization

The Company was incorporated in the State of Delaware on February 3, 2000. From inception through February 28, 2001, the Company has not yet commenced operations and no revenue has been derived. Accordingly, the Company is considered a development stage enterprise. There is no assurance that operations will be achieved or that the Company will achieve a profitable level of operations. Georgestore's business purpose is to provide a website for shoppers who want to simplify their search for the products they desire while at the same time raise money for worthy charities.

Nature of Business and Liquidity

The Company's financial statements for the year ended February 28, 2001 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. Management recognizes that the Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and the commencement of its planned principal operations.

The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.

Management is actively seeking additional capital to ensure the continuation of its development activities. However, there is no assurance that additional capital will be obtained. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Computer Software Costs

In 2000 the Company adopted the provision of the American Institute of Certified Public Accountants- Statement of Position 98-1, "Accounting for the Cost of Computer Software Development or Obtained for Internal Use". This statement requires capitalization of certain costs incurred in the development of internal use software. Adaptation of the provision of this statement did not have a material effect on the financial statements of the Company.

Loss Per Common Share

Basic and diluted loss per common share are computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

Evaluation of Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits on long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. As of February 28, 2001 management concluded that no valuation allowance was required.

Fair Value of Financial Instruments

For financial instruments including cash, notes receivable, accounts payable and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

Income Taxes

At February 28, 2001 the Company has a net operating loss ("NOL") carryforward of approximately $8,200 for financial reporting purposes and zero for tax purposes. The difference between financial reporting and tax purposes results from temporary differences caused by capitalization of start-up expenditures for tax purposes as required by the Internal Revenue Code Section 195. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax benefit is not more than likely.

New Financial Accounting Standards

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the provisions of SAB 101 during the fourth quarter ended February 28, 2001. Such adoption has not resulted in a material impact on the Company's results of operations, financial position or cash flows.

In March, 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 (FIN No. 44), Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB 25. FIN No. 44 clarifies (i) the definition of employees for purposes of applying APB Opinion No. 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 was effective July 1, 2000. This standard has not had a significant impact on the Company's results of operations, financial position or cash flows.

Unaudited Quarterly Financial Information

In the opinion of management, the Company's unaudited financial statements contain all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations at such dates and for such periods.

2. PROPERTY AND EQUIPMENT

August 31, February 28,

2001 2001

Software $8,600 $8,600

Less accumulated depreciation 6,450 4,300

$2,150 $4,300

Depreciation for the six months ended August 31, 2001, year ended February 28, 2001 and February 3, 2000 (date of formation) through August 31, 2001 was $2,150, $4,300 and $6,450, respectively.

-

3. COMMON STOCK

On May 14, 2001 the Board of Directors and shareholders of the Company amended its Certificate of Incorporation to increase its authorized capital shares from 1,500 common shares, no par value per share to 20,000,000 capital shares of which 20,000,000 shall be deemed common shares, $.001 par value per share.

As a result of the amendments to its authorized capital stock the Board of Directors declared a forward stock split of five hundred to one. All financial statements presented have been restated to reflect the forward stock split.

The Company sold 130,000 shares of common stock at $.10 per share in July and August 2001.

4. RELATED PARTY TRANSACTIONS

During March 2000, the president of the Company received 125,000 shares of the Company's common stock for services at $.001 per share.

An officer of the Company borrowed $10,000 in December 2000. The note receivable at February 28, 2001 is $10,141 which includes interest of $241 at 10% less a repayment of $100. The loan for $10,000 was repaid April 30, 2001.

  PRIOR FINANCIAL STATEMENTS

Although the Company incorporated February 3, 2000, no capitalization took place until March 23, 2000 and there was no activity for the period February 3, 2000 (Date of Formation) through February 28, 2000.

Part III

Item 1. Exhibits

Exhibit No. Document Description

3.1 Certificate of Incorporation of Georgestore, Inc., dated February 3, 2000

3.2 Restated Certificate of Incorporation of Georgestore, Inc., dated May 24, 2001

3.3 Bylaws of Georgestore, Inc., a Delaware corporation

23.1 Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement on Form 10-SB12G to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2001 GEORGESTORE, INC.

By: /s/ George W. Ballantoni

George W. Ballantoni

Chief Executive Officer

By: /s/ F. Albert Landwehr, Jr.

F. Albert Landwehr, Jr.

Chief Financial Officer

SIGNATURES TITLE DATE

/s/ George W. Ballantoni President, Chief Executive Officer, December 19, 2001

George W. Ballantoni Chief Technical Officer, Director

/s/ F. Albert Landwehr, Jr.

F. Albert Landwehr, Jr. Chief Financial Officer, Treasurer, December 19, 2001

Director

EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

OF

GEORGESTORE, INC.

____________________________

FIRST. The name of this corporation shall be:

GEORGESTORE, INC.

SECOND. It's registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD. The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Thousand Five Hundred (1500) Shares Without Par Value

FIFTH. The name and mailing address of the incorporator is as follows:

Tracy Harmon

The Company Corporation

1013 Centre Road

Wilmington, DE 19805

SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporation hereinbefore named, has executed, signed and acknowledged this certificate of \ incorporation this third day of February, A.D. 2000.

/s/ Tracy Harmon

Tracy Harmon

Incorporator

EXHIBIT 3.2

RESTATED CERTIFICATE OF INCORPORATION

OF

GEORGESTORE, INC.

(A Delaware Corporation)

The undersigned, as President and Secretary of GEORGESTORE, INC. (the "Corporation"), a Delaware corporation, do hereby testify that the following is the Restated Certificate of Incorporation which restates, integrates and further amends the Certificate of Incorporation of the Corporation whose original Certificate of Incorporation was filed with the Secretary of State, State of Delaware on February 3, 2000; that it has been duly adopted by written consents of the Board of Directors and the holders of a majority of the outstanding capital stock of the Corporation in accordance with the provisions of Sections 141, 228, 242, and 245 of the General Corporation Law of the State of Delaware, and; that written notice of such action has been given to those stockholders who have not consented in writing:

ARTICLE I

NAME

The name of the corporation is: "GEORGESTORE, INC."

ARTICLE II

REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is The Company Corporation.

ARTICLE III

PURPOSE

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is Twenty Million (20,000,000) shares, consisting of 20,000,000 shares of Common Stock, $.001 par value per share.

FIFTH: The election of directors need not be by written ballot unless the By-laws so provide.

SIXTH: The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal By-laws of the Corporation, except as such power may be restricted or limited by the General Corporation Law of the State of Delaware.

SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiving or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, GEORGESTORE, INC. has caused its duly authorized President to sign this Restated Certificate of Incorporation this 24th day of May, 2001.

GEORGESTORE, INC

By:/s/ George W. Ballantoni

George W. Ballantoni

President

EXHIBIT 3.3

BYLAWS

OF

GEORGESTORE, INC.

BYLAWS

OF

GEORGESTORE, INC.

CONTENTS

Page

SECTION 1. OFFICES 1

SECTION 2. STOCKHOLDERS 1

2.1 Annual Meeting 1

2.2 Special Meeting 1

2.3 Place of Meeting 1

2.4 Notice of Meeting 1

2.5 Business for Stockholders= Meetings 2

2.5.1 Business at Annual Meetings 2

2.5.2 Business at Special Meetings 3

2.5.3 Notice of Corporation 3

2.6 Waiver of Notice 3

2.6.1 Waiver in Writing 3

2.6.2 Waiver by Attendance 3

2.7 Fixing of Record Date for Determining Stockholders 3

2.7.1 Meetings 4

2.7.2 Consent to Corporate Action Without a Meeting 4

2.7.3 Dividends, Distributions and Other Rights 4

2.8 Voting List 5

2.9 Quorum 5

2.10 Manner of Acting 5

2.11 Proxies 6

2.11.1 Appointment 6

2.11.2 Delivery to Corporation; Duration 6

2.12 Voting of Shares 6

2.13 Voting for Directors 6

2.14 Action by Stockholders Without a Meeting 7

2.15 Inspectors of Election 7

2.15.1 Appointment 7

2.15.2 Duties 8

SECTION 3. BOARD OF DIRECTORS 8

3.1 General Powers 8

3.2 Number and Tenure 8

3.3 Nomination and Election 8

3.3.1 Nomination 8

3.3.2 Election 9

3.4 Annual and Regular Meetings 9

3.5 Special Meetings 10

3.6 Meetings by Telephone 10

3.7 Notice of Special Meetings 10

3.7.1 Personal Delivery 10

3.7.2 Delivery by Mail 10

3.7.3 Delivery by Private Carrier 10

3.7.4 Facsimile Notice 11

3.7.5 Delivery by Telegraph 11

3.7.6 oral Notice 11

3.8 Waiver of Notice 11

3.8.1 In Writing 11

3.8.2 By Attendance 11

3.9 Quorum 12

3.10 Manner of Acting 12

3.11 Presumption of Assent 12

3.12 Action by Board or Committees Without a Meeting 12

3.13 Resignation 12

3.14 Removal 13

3.15 Vacancies 13

3.16 Committees 13

3.16.1 Creation and Authority of Committees 13

3.16.2 Audit Committee 14

3.16.3 Compensation Committee 14

3.16.4 Nominating and organization Committee 14

3.16.5 Minutes of Meetings 15

3.16.6 Quorum and Manner of Acting 15

3.16.7 Resignation 15

3.16.8 Removal 15

3.17 Compensation 15

SECTION 4. OFFICERS 15

4.1 Number 15

4.2 Election and Term of Office 16

4.3 Resignation 16

4.4 Removal 16

4.5 Vacancies 16

4.6 Chairman of the Board 16

4.7 Chief Executive officer 17

4.8 President 17

4.9 Vice President 17

4.10 Secretary 18

4.11 Treasurer 18

4.12 Salaries 18

SECTION 5. CONTRACTS, LOANS, CHECKS AND DEPOSITS 18

5.1 Contracts 18

5.2 Loans to the Corporation 18

5.3 Checks, Drafts, Etc. 19

5.4 Deposits 19

SECTION 6. CERTIFICTES FOR SHARES AND THEIR TRANSFER 19

6.1 Issuance of Shares 19

6.2 Certificates for Shares 19

6.3 Stock Records 20

6.4 Restriction on Transfer 20

6.5 Transfer of Shares 20

6.6 Lost or Destroyed Certificates 20

6.7 Shares of Another Corporation 21

SECTION 7. BOOKS AND RECORDS 21

SECTION 8. ACCOUNTING YEAR 21

SECTION 9. SEAL 21

SECTION 10. INDEMNIFICATION 21

10.1 Right to Indemnification 21

10.2 Right of Indemnities 22

10.3 Nonexclusivity of Rights 23

10.4 Insurance, Contracts and Funding 23

10.5 Indemnification of Employees and Agents of the Corporation 23

10.6 Persons Serving other Entities 23

10.7 Procedures for the Submission of Claims 24

SECTION 11. AMENDMENTS OR REPEAL 24

BYLAWS

OF

GEORGESTORE, INC.

SECTION 1. OFFICES

The principal office of the Corporation shall be located at its principal place of business or such other place as the Board of Directors (the "Board") may designate. The Corporation may have such other offices, either within or without the State of Delaware, as the Board may designate or as the business of the Corporation may require from time to time.

SECTION 2. STOCKHOLDERS

2.1 ANNUAL MEETING

The annual meeting of the stockholders shall be held the second Thursday of May in each year at the principal office of the Corporation or such other place designated by the Board for the purpose of electing Directors and transacting such other business as may properly come before the meeting. If the day fixed for the annual meeting is a legal holiday at the place of the meeting, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefor, the Board shall cause the meeting to be held as soon thereafter as may be convenient. At any time prior to the commencement of the annual meeting, the Board may postpone the annual meeting for a period of up to 120 days from the date fixed for such meeting in accordance with this subsection

2.1. 2 SPECIAL MEETINGS

The Chairman of the Board, the President, the Board or the holders of not less than 30 percent of all the outstanding shares of the Corporation entitled to vote on any issue proposed to be considered at the meeting may call special meetings of the stockholders for any purpose.

2.3 PLACE OF MEETING

All meetings shall be held at the principal office of the Corporation or at such other place within or without the State of Delaware designated by the Board, by any persons entitled to call a meeting hereunder or in a waiver of notice signed by all of the stockholders entitled to notice of the meeting.

2.4 NOTICE OF MEETING

The Chairman of the Board, the President, the Secretary, the Board, or stockholders calling an annual or special meeting of stockholders as provided for herein, shall cause to be delivered to each stockholder entitled to notice of or to vote at the meeting either personally or by mail, not less than 10 nor more than 60 days before the meeting, written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Upon written request by the holders of not less than the number of outstanding shares of the Corporation specified in subsection 2.2 hereof and entitled to vote at the meeting, it shall be the duty of the Secretary to give notice of a special meeting of stockholders to be held on such date and at such place and hour as the Secretary may fix, not less than 10 nor more than 60 days after receipt of said request, and if the Secretary shall neglect or refuse to issue such notice, the person making the request may do so and may fix the date for such meeting. If such notice is mailed, it shall be deemed delivered when deposited in the official government mail properly addressed to the stockholder at such stockholder's address as it appears on the stock transfer books of the Corporation with postage prepaid. If the notice is telegraphed, it shall be deemed delivered when the content of the telegram is delivered to the telegraph company. Notice given in any other manner shall be deemed delivered when dispatched to the stockholder's address, telephone number or other number appearing on the stock transfer records of the Corporation.

2.5 BUSINESS FOR STOCKHOLDERS' MEETINGS

2.5.1 BUSINESS AT ANNUAL MEETINGS

In addition to the election of directors, other proper business may be transacted at an annual meeting of stockholders, provided that such business must be properly brought before such meeting. To be properly brought before an annual meeting, business must be (a) brought by or at the direction of the Board or (b) brought before the meeting by a stockholder pursuant to written notice thereof, in accordance with subsection 2.5.3 hereof, and received by the Secretary not fewer than 60 nor more than 90 days prior to the date specified in subsection 2.1 hereof for such annual meeting (or if less than 60 days' notice or prior public disclosure of the date of the annual meeting is given or made to the stockholders, not later than the tenth day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made). No business shall be conducted at any annual meeting of stockholders except in accordance with this subsection 2.5.1, unless the application of this subsection 2.5.1 to a particular matter is waived in writing by the Board of Directors. If the facts warrant, the Board, or the chairman of an annual meeting of stockholders, may determine and declare that (a) a proposal does not constitute proper business to be transacted at the meeting or (b) business was not properly brought before the meeting in accordance with the provisions of this subsection 2.5.1 and, if, it is so determined in either case, any such business shall not be transacted. The procedures set forth in this subsection 2.5.1 for business to be properly brought before an annual meeting by a stockholder are in addition to, and not in lieu of, the requirements set forth in Rule 14a-8 under Section 14 of the Securities Exchange Act of 1934, as amended, or any successor provision.

2.5.2 BUSINESS AT SPECIAL MEETINGS

At any special meeting of the stockholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting, in accordance with subsection 2.4 hereof, shall come before such meeting.

2.5.3 NOTICE TO CORPORATION

Any written notice required to be delivered by a stockholder to the Corporation pursuant to subsection 2.2, subsection 2.4, subsection 2.5.1 or subsection 2.5.2 hereof must be given, either by personal delivery or by registered or certified mail, postage prepaid, to the Secretary at the Corporation's executive offices. Any such stockholder notice shall set forth (i) the name and address of the stockholder proposing such business; (ii) a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of the Corporation that are beneficially owned by the stockholder; (iii) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and (iv) as to each matter the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the language of the proposal (if appropriate), and any material interest of the stockholder in such business.

2.6 WAIVER OF NOTICE

2.6.1 WAIVER IN WRITING

Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, the Certificate of Incorporation or the General Corporation Law of the State of Delaware, as now or hereafter amended (the "DGCL"), a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

2.6.2 WAIVER BY ATTENDANCE

The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.7 FIXING OF RECORD DATE FOR DETERMINING STOCKHOLDERS

2.7.1 MEETINGS

For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 (or the maximum number permitted by applicable law) nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at the meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

2.7.2 CONSENT TO CORPORATE ACTION WITHOUT A MEETING

For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 (or the maximum number permitted by applicable law) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by Chapter 1 of the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by Chapter 1 of the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

2.7.3 DIVIDENDS, DISTRIBUTIONS AND OTHER RIGHTS

For the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 (or the maximum number permitted by applicable law) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.8 VOTING LIST

At least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each stockholder. This list shall be open to examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. This list shall also be produced and kept at such meeting for inspection by any stockholder who is present

2.9 QUORUM

A majority of the outstanding shares of the Corporation entitled to vote, present in person or represented by proxy at the meeting, shall constitute a quorum at a meeting of the stockholders; provided, that where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to that vote on that matter. If less than a majority of the outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.10 MANNER OF ACTING

In all matters other than the election of Directors, if a quorum is present, the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL. Where a separate vote by a class or classes is required, if a quorum of such class or classes is present, the affirmative vote of the majority of outstanding shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

2.11 PROXIES

2.11.1 APPOINTMENT

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Such authorization may be accomplished by (a) the stockholder or such stockholder's authorized officer, director, employee or agent executing a writing or causing his or her signature to be affixed to such writing by any reasonable means, including facsimile signature or (b) by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the intended holder of the proxy or to a proxy solicitation firm, proxy support service or similar agent duly authorized by the intended proxy holder to receive such transmission; provided, that any such telegram, cablegram or other electronic transmission must either set forth or be accompanied by information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission by which a stockholder has authorized another person to act as proxy for such stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

2.11.2 DELIVERY TO CORPORATION; DURATION

A proxy shall be filed with the Secretary before or at the time of the meeting or the delivery to the Corporation of the consent to corporate action in writing. A proxy shall become invalid three years after the date of its execution unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

2.12 VOTING OF SHARES

Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of stockholders shall be entitled to one vote upon each such issue.

2.13 VOTING FOR DIRECTORS

Each stockholder entitled to vote at an election of Directors may vote, in person or by proxy, the number of shares owned by such stockholder for as many persons as there are Directors to be elected and for whose election such stockholder has a right to vote; provided, however, that no cumulative voting shall be permitted in the election of Directors.

2.14 ACTION BY STOCKHOLDERS WITHOUT A MEETING

Subject to the following paragraph, any action that is properly brought before the stockholders by or at the direction of the Board of Directors and that could be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall (a) be signed by the holders of outstanding shares of capital stock entitled to be voted with respect to the subject matter thereof having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (as determined in accordance with subsection 2.6.2 hereof) and (b) be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by the requisite number of stockholders entitled to vote with respect to the subject matter thereof are delivered to the Corporation, in the manner required by this Section 2, within 60 (or the maximum number permitted by applicable law) days of the earliest dated consent delivered to the Corporation in the manner required by this Section 2. The validity of any consent executed by a proxy for a stockholder pursuant to a telegram, cablegram or other means of electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the stockholders.

2.15 INSPECTORS OF ELECTION

2.15.1 APPOINTMENT

In advance of any meeting of stockholders after this Corporation has become a Public Company (as defined below), the Board shall appoint one or more persons to act as inspectors of election at such meeting and to make a written report thereof. The Board may designate one or more persons to serve as alternate inspectors to serve in place of any inspector who is unable or fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more persons to act as inspector of elections at such meeting. This Corporation shall be a "Public Company" upon the earliest of (a) a vote by the Board of Directors of the Corporation designating the Corporation a Public Company, (b) when a registration statement filed by the Corporation under the Securities Act of 1933, as amended, in connection with an offering of the Corporation's securities to the public first becomes effective or (c) upon the effective date of the registration of the Corporation's securities pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

2.15.2 DUTIES

The inspectors of election shall: (a) ascertain the number of shares of the Corporation outstanding and the voting power of each such share; (b) determine the shares represented at the meeting and the validity of proxies and ballots; (c) count all votes and ballots; (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by them; and (e) certify their determination of the number of shares represented at the meeting and their count of the votes and ballots. The validity of any proxy or ballot shall be determined by the inspectors of election in accordance with the applicable provisions of these Bylaws and the DGCL as then in effect. In determining the validity of any proxy transmitted by telegram, cablegram or other electronic transmission, the inspectors shall record in writing the information upon which they relied in making such determination. Each inspector of elections shall, before entering upon the discharge of his or her duties, take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors of election may appoint or retain other persons or entities to assist them in the performance of their duties.

SECTION 3. BOARD OF DIRECTORS

3.1 GENERAL POWERS

The business and affairs of the Corporation shall be managed by the Board.

3.2 NUMBER AND TENURE

The Board shall be composed of not less than one nor more than nine Directors, the specific number to be set by resolution of the Board. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. Each Director shall serve for the term he or she was elected, or until his or her successor shall have been elected and qualified, or until his or her death, resignation or removal from office. Directors need not be stockholders of the Corporation or residents of the State of Delaware.

3.3 NOMINATION AND ELECTION.

3.3.1 NOMINATION

Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations for the election of Directors may be made (a) by or at the direction of the Board or (b) by any stockholder of record entitled to vote for the election of Directors at such meeting; provided, however, that a stockholder may nominate persons for election as Directors only if written notice (in accordance with subsection 2.5.3 hereof) of such stockholder's intention to make such nominations is received by the Secretary not later than (i) with respect to an election to be held at an annual meeting of stockholders, not fewer than 60 nor more than 90 days prior to the date specified in subsection 2.1 hereof for such annual meeting (or if less than 60 days' notice or prior public disclosure of the date of the annual meeting is given or made to the stockholders, not later than the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made) and (ii) with respect to an election to be held at a special meeting of stockholders for the election of Directors, the close of business on the seventh business day following the date on which notice of such meeting is first given to stockholders. Any such stockholder's notice shall set forth (a) the name and address of the stockholder who intends to make a nomination; (b) a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of the Corporation that are beneficially owned by the stockholder; (c) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) as to each person the stockholder proposes to nominate for election or re-election as a Director, the name and address of such person and, if the Corporation is then a Public Company, such other information regarding such nominee as would be required in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated by the Board, and a description of any arrangements or understandings, between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is to be made; and (e) the consent of each such nominee to serve as a Director if elected. If the facts warrant, the Board, or the chairman of a stockholders' meeting at which Directors are to be elected, may determine and declare that a nomination was not made in accordance with the foregoing procedure and, if it is so determined, the defective nomination shall be disregarded. The procedures set forth in this subsection 3.3 for nomination for the election of Directors by stockholders are in addition to, and not in limitation of, any procedures now in effect or hereafter adopted by or at the direction of the Board or any committee thereof. 5

3.3.2 ELECTION

At each election of Directors, the persons receiving the greatest number of votes shall be the Directors.

3.4 ANNUAL AND REGULAR MEETINGS

An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders. By resolution, the Board or any committee designated by the Board may specify the time and place either within or without the State of Delaware for holding regular meetings thereof without other notice than such resolution.

3.5 SPECIAL MEETINGS

Special meetings of the Board or any committee appointed by the Board may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or, in the case of special Board meetings, any Director, and, in the case of any special meeting of any committee appointed by the Board, by the Chairman thereof. The person or persons authorized to call special meetings may fix any place either within or without the State of Delaware as the place for holding any special meeting called by them.

3.6 MEETINGS BY TELEPHONE

Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

3.7 NOTICE OF SPECIAL MEETINGS

Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a Director in writing or orally by telephone or in person. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.7.1 PERSONAL DELIVERY

If notice is given by personal delivery, the notice shall be effective if delivered to a Director at least two days before the meeting.

3.7.2 DELIVERY BY MAIL

If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail properly addressed to a Director at his or her address shown on the records of the Corporation with postage prepaid at least five days before the meeting.

3.7.3 DELIVERY BY PRIVATE CARRIER

If notice is given by private carrier, the notice shall be deemed effective when dispatched to a Director at his or her address shown on the records of the Corporation at least three days before the meeting.

3.7.4 FACSIMILE NOTICE

If notice is delivered by wire or wireless equipment that transmits a facsimile of the notice, the notice shall be deemed effective when dispatched at least two days before the meeting to a Director at his or her telephone number or other number appearing on the records of the Corporation.

3.7.5 DELIVERY BY TELEGRAPH

If notice is delivered by telegraph, the notice shall be deemed effective if the content thereof is delivered to the telegraph company at least two days before the meeting for delivery to a Director at his or her address shown on the records of the Corporation.

3.7.6 ORAL NOTICE

If notice is delivered orally, by telephone or in person, the notice shall be deemed effective if personally given to the Director at least two days before the meeting.

3.8 WAIVER OF NOTICE

3.8.1 IN WRITING

Whenever any notice is required to be given to any Director under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting.

3.8.2 BY ATTENDANCE

The attendance of a Director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except when a Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.9 QUORUM

A majority of the total number of Directors fixed by or in the manner provided in these Bylaws or, if vacancies exist on the Board, a majority of the total number of Directors then serving on the Board, provided, however, that such number may be not less than one-third of the total number of Directors fixed by or in the manner provided in these Bylaws, shall constitute a quorum for the transaction of business at any Board meeting. If less than a majority are present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

3.10 MANNER OF ACTING

The act of the majority of the Directors present at a Board or committee meeting at which there is a quorum shall be the act of the Board or committee, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL.

3.11 PRESUMPTION OF ASSENT

A Director of the Corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such Director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. A Director who voted in favor of such action may not dissent.

3.12 ACTION BY BOARD OR COMMITTEES WITHOUT A MEETING

Any action that could be taken at a meeting of the Board or of any committee appointed by the Board may be taken without a meeting if a written consent setting forth the action so taken is signed by each of the Directors or by each committee member. Any such written consent shall be inserted in the minute book as if it were the minutes of a Board or a committee meeting.

3.13 RESIGNATION

Any Director may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or the Board, or to -12- 18 the registered office of the Corporation. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.14 REMOVAL

At a meeting of stockholders called expressly for that purpose, or without a meeting pursuant to Section 2.14 of these Bylaws, one or more members of the Board (including the entire Board) may be removed, with or without cause, by the holders of not less than a majority of the shares entitled to elect the Director or Directors whose removal is sought in the manner provided by these Bylaws.

3.15 VACANCIES

Any vacancy occurring on the Board may be filled only by the affirmative vote of a majority of the remaining Directors, whether or not they constitute a quorum of the Board. A Director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, if any. Any directorship to be filled by reason of an increase in the number of Directors may be filled by the Board for a term of office continuing only until the next election of Directors, and until his or her successor shall be elected and qualify.

3.16 COMMITTEES

3.16.1 CREATION AND AUTHORITY OF COMMITTEES

The Board may, by resolution passed by a majority of the number of Directors fixed by or in the manner provided in these Bylaws, appoint standing or temporary committees, each committee to consist of one or more Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee or as otherwise provided in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that require it; but no such committee shall have the power or authority in reference to (a) amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the DGCL, fix the designations, preferences or rights of such shares to the extent permitted under Section 141 of the DGCL), (b) adopting an agreement of merger or consolidation under Sections 251 or 252 -13- 19 of the DGCL, (c) recommending to the stockholders the sale, lease or exchange or other disposition of all or substantially all of the property and assets of the Corporation, (d) recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or (e) amending these Bylaws; and, unless expressly provided by resolution of the Board, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.

3.16.2 AUDIT COMMITTEE

In addition to any committees appointed pursuant to this subsection 3.16, no later than such time as this Corporation may become a Public Company there shall be an Audit Committee, appointed annually by the Board, consisting of at least two Directors who are not members of management. It shall be the responsibility of the Audit Committee, if and when appointed, to review the scope and results of the annual independent audit of books and records of the Corporation, to review compliance with all corporate policies which have been approved by the Board and to discharge such other responsibilities as may from time to time be assigned to it by the Board. The Audit Committee shall meet at such times and places as the members deem advisable, and shall make such recommendations to the Board as they consider appropriate.

3.16.3 COMPENSATION COMMITTEE

The Board may, in its discretion, designate a Compensation Committee consisting of one or more Directors as it may from time to time determine. The duties of the Compensation Committee shall consist of the following: (a) to establish and review periodically, but not less than annually, the compensation of the officers of the Corporation and to make recommendations concerning such compensation to the Board; (b) to consider incentive compensation plans for the employees of the Corporation; (c) to carry out the duties assigned to the Compensation Committee under any stock option plan or other plan approved by the Corporation; (d) to consult with the Chief Executive Officer or the President concerning any compensation matters deemed appropriate by the Chief Executive Officer or the President or the Compensation Committee; and (e) to perform such other duties as shall be assigned to the Compensation Committee by the Board.

3.16.4 NOMINATING AND ORGANIZATION COMMITTEE

The Board may, in its discretion, designate a Nominating and Organization Committee consisting of one or more Directors as it may from time to time determine. The duties of the Nominating and Organization Committee shall consist of the following: (a) to report and make recommendations to the Board on the size and composition of the Board and nominees for Directors; (b) to evaluate the performance of the officers of the Corporation and together with management, select and recommend to the Board appropriate individuals for election, appointment and promotion as officers of the Corporation and ensure the continuity of capable management; (c) to report and make recommendations to the Board on the organization of the Corporation; and (d) to perform such other duties as shall be assigned to the Nominating and Organization Committee by the Board.

3.16.5 MINUTES OF MEETINGS

All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.

3.16.6 QUORUM AND MANNER OF ACTING

A majority of the number of Directors composing any committee of the Board, as established and fixed by resolution of the Board, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such Directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of such committee.

3.16.7 RESIGNATION

Any member of any committee may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, the Board or the Chairman of such committee. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.16.8 REMOVAL

The Board may remove from office any member of any committee elected or appointed by it, but only by the affirmative vote of not less than a majority of the number of Directors fixed by or in the manner provided in these Bylaws.

3.17 COMPENSATION

By Board resolution, Directors and committee members may be paid their expenses, if any, of attendance at each Board or committee meeting, a fixed sum for attendance at each Board or committee meeting, or a stated salary as Director or a committee member, or a combination of the foregoing. No such payment shall preclude any Director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 4. OFFICERS

4.1 NUMBER

The officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary and a Treasurer, each of whom shall be elected by the Board. One or more Vice Presidents and such other officers and assistant officers, including a Chairman of the Board, may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person.

4.2 ELECTION AND TERM OF OFFICE

The officers of the Corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected.

4.3 RESIGNATION

Any officer may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Secretary or the Board. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4 REMOVAL

Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.5 VACANCIES

A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term, or for a new term established by the Board.

4.6 CHAIRMAN OF THE BOARD

If elected, the Chairman of the Board shall perform such duties as shall be assigned to him or her by the Board from time to time and shall preside over meetings of the Board and stockholders unless another officer is appointed or designated by the Board as chairman of such meeting.

4.7 CHIEF EXECUTIVE OFFICER

The Chief Executive Officer shall be the chief executive officer of the Corporation, shall preside over meetings of the Board and stockholders in the absence of a Chairman of the Board and, subject to the Board's control, shall supervise and control all of the assets, business and affairs of the Corporation. The Chief Executive Officer may sign certificates for shares of the Corporation, deeds, mortgages, bonds, contracts or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. In general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer and such other duties as are prescribed by the Board from time to time.

4.8 PRESIDENT

In the event of the death of the Chief Executive Officer or his inability to act, the President shall perform the duties of the Chief Executive Officer, except as may be limited by resolution of the Board, with all the powers of and subject to all the restrictions upon the Chief Executive Officer. The President may sign with the Secretary or any Assistant Secretary certificates for shares of the Corporation. The President shall have, to the extent authorized by the Chief Executive Officer or the Board, the same powers as the Chief Executive Officer to sign deeds, mortgages, bonds, contracts or other instruments. The President shall perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer or the Board.

4.9 VICE PRESIDENT

In the event of the death of the President or his or her inability to act, the Vice President (or if there is more than one Vice President, the Vice President who was designated by the Board as the successor to the President, or if no Vice President is so designated, the Vice President first elected to such office) shall perform the duties of the President, except as may be limited by resolution of the Board, with all the powers of and subject to all the restrictions upon the President. Any Vice President may sign with the Secretary or any Assistant Secretary certificates for shares of the Corporation. Vice Presidents shall have, to the extent authorized by the President or the Board, the same powers as the President to sign deeds, mortgages, bonds, contracts or other instruments. Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President or the Board.

4.10 SECRETARY

The Secretary shall be responsible for preparation of minutes of meetings of the Board and stockholders, maintenance of the Corporation's records and stock registers, and authentication of the Corporation's records and shall in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.11 TREASURER

The Treasurer shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws; sign certificates for shares of the Corporation; and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or by the Board. In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

4.12 SALARIES

The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Corporation.

SECTION 5. CONTRACTS, LOANS, CHECKS AND DEPOSITS

5.1 CONTRACTS

The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

5.2 LOANS TO THE CORPORATION

No loans for borrowed money shall be contracted on behalf of the Corporation and no evidences of indebtedness for borrowed money shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

5.3 CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as is from time to time determined by resolution of the Board.

5.4 DEPOSITS

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select.

SECTION 6. CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1 ISSUANCE OF SHARES

No shares of the Corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

6.2 CERTIFICATES FOR SHARES

Certificates representing shares of the Corporation shall be signed by the Chief Executive Officer or the President, or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, any of whose signatures may be a facsimile. The Board may in its discretion appoint responsible banks, trust companies or other professionals from time to time to act as transfer agents and registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issue. All certificates shall include on their face written notice of any restrictions that may be imposed on the transferability of such shares and shall be consecutively numbered or otherwise identified.

6.3 STOCK RECORDS

The stock transfer books shall be kept at the registered office or principal place of business of the Corporation or at the office of the Corporation's transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock transfer books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

6.4 RESTRICTION ON TRANSFER

Except to the extent that the Corporation has obtained an opinion of counsel acceptable to the Corporation that transfer restrictions are not required under applicable securities laws, or has otherwise satisfied itself that such transfer restrictions are not required, all certificates representing shares of the Corporation shall bear a legend on the face of the certificate, or on the reverse of the certificate if a reference to the legend is contained on the face, that reads substantially as follows: "The securities evidenced by this certificate have not been registered under the Securities Act of 1933 or any applicable state law, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (a) there is an effective registration statement under such Act and applicable state securities laws covering any such transaction involving said securities or (b) this Corporation receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for this Corporation) stating that such transaction is exempt from registration or this Corporation otherwise satisfies itself that such transaction is exempt from registration. Neither the offering of the securities nor any offering materials have been reviewed by any administrator under the Securities Act of 1933 or any applicable state law."

6.5 TRANSFER OF SHARES

The transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled.

6.6 LOST OR DESTROYED CERTIFICATES

In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the Corporation as the Board may prescribe.

6.7 SHARES OF ANOTHER CORPORATION

Shares owned by the Corporation in another Corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board may determine or, in the absence of such determination, by the Chief Executive Officer, the President or any Vice President of the Corporation.

SECTION 7. BOOKS AND RECORDS

The Corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.

SECTION 8. ACCOUNTING YEAR

The accounting year of the Corporation shall be the calendar year, provided that if a different accounting year is at any time selected for purposes of federal income taxes, the accounting year shall be the year so selected.

SECTION 9. SEAL

The seal of the Corporation, if any, shall consist of the name of the Corporation, the state of its incorporation and the year of its incorporation.

SECTION 10. INDEMNIFICATION

10.1 RIGHT TO INDEMNIFICATION

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or that, being or having been such a Director or officer of the Corporation, he or she is or was serving at the request of the Corporation as a Director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a Director or officer or in any other capacity while serving as such a Director or officer, shall be indemnified and held harmless by the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in subsection 10.2 hereof with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board. The right to indemnification conferred in this subsection 10.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this subsection 10.1 or otherwise.

10.2 RIGHT OF INDEMNITEE TO BRING SUIT

If a claim under subsection 10.1 hereof is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Section 10 upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking, if any is required, has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the Corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

10.3 NONEXCLUSIVITY OF RIGHTS

The rights to indemnification and to the advancement of expenses conferred in this Section 10 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of stockholders or disinterested Directors, provisions of the Certificate of Incorporation or Bylaws of the Corporation or otherwise. Notwithstanding any amendment to or repeal of this Section 10, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

10.4 INSURANCE, CONTRACTS AND FUNDING

The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation, without further stockholder approval, may enter into contracts with any Director, officer, employee or agent in furtherance of the provisions of this Section 10 and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section 10.

10.5 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION

The Corporation may, by action of the Board, grant rights to indemnification and advancement of expenses to employees or agents or groups of employees or agents of the Corporation with the same scope and effect as the provisions of this Section 10 with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation; provided, however, that an undertaking shall be made by an employee or agent only if required by the Board.

10.6 PERSONS SERVING OTHER ENTITIES

Any person who is or was a Director or officer of the Corporation who is or was serving (a) as a Director or officer of another Corporation of which a majority of the shares entitled to vote in the election of its Directors is held by the Corporation or (b) in an executive or management capacity in a partnership, joint venture, trust or other enterprise of which the Corporation or a wholly owned subsidiary of the Corporation is a general partner or has a majority ownership shall be deemed to be so serving at the request of the Corporation and entitled to indemnification and advancement of expenses under subsection 10.1 hereof.

10.7 PROCEDURES FOR THE SUBMISSION OF CLAIMS

The Board may establish reasonable procedures for the submission of claims for indemnification pursuant to this Section 10, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these Bylaws and shall be deemed for all purposes to be a part hereof.

SECTION 11. AMENDMENTS OR REPEAL

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of this Corporation; provided, however, the Board of Directors may not repeal or amend any bylaw that the stockholders have expressly provided may not be amended or repealed by the Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of this Corporation.

Notwithstanding any amendment to Section 10 hereof or repeal of these Bylaws, or of any amendment or repeal of any of the procedures that may be established by the Board pursuant to Section 10 hereof, any indemnity shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

The foregoing Bylaws were adopted by the Board of Directors on __________.

/s/ George W. Ballantoni George W. Ballantoni, President

Exhibit 23.1

Wiener,Goodman & Company, P.C.

Meridian Center I

Two Industrial Way West

Eatontown, New Jersey 07724

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Georgestore, Inc..

As independent public accountants, we hereby consent to the inclusion in the Registration Statement, to be filed on Form 10-SB12G of Georgestore, Inc. to be filed with the Commission on or about December 20, 2001, of our report dated May 10, 2001 on the financial statements of Georgestore, Inc. which include the audited balance sheet, related statements of operations, stockholders - deficiency and cash flows for the period February 28, 2000 through February 28, 2001, and to all references to our Firm included in this Registration Statement.

/s/ Wiener, Goodman & Company, P.C.

WIENER, GOODMAN & COMPANY, P.C.

Certified Public Accountants

Eatontown, New Jersey

Dated: December 20, 2001

Georgestore Fm 10-SB filled in Version 3 050901